EXHIBIT 99.1

For immediate release

FAIRMONT HOTELS & RESORTS INC.
ANNOUNCES COAL HARBOUR LAND SALE

TORONTO, February 17, 2003 — Fairmont Hotels & Resorts Inc. (“FHR”)(TSX/NYSE: FHR) stated that the province of British Columbia announced today that it would purchase land in Vancouver’s Coal Harbour. The land is required for the expansion of the city’s Convention & Exhibition Centre. The closing is scheduled for early March and the purchase price for the land is approximately $18 million (Cdn$27.5 million). As the owner of 75% of the Coal Harbour lands, FHR will receive gross proceeds of about $13.5 million from this sale, resulting in a gain of approximately $7.5 million.

On January 30, FHR provided first quarter and year-end earnings guidance for 2003. In its estimates, FHR anticipated that this land sale would occur in the second quarter of 2003. As a result, the gain was not included in the first quarter estimates but was incorporated in the full-year guidance. Assuming the transaction closes in March, first quarter EBITDA1 and earnings per share guidance would increase by about $7.5 million and $0.095, respectively, but FHR’s full-year earnings estimates would be unchanged.

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 81 luxury and first-class properties with more than 31,000 guestrooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5% controlling interest in Fairmont Hotels & Resorts (“Fairmont”), North America’s largest luxury hotel management company. Fairmont manages 41 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac and The Fairmont Scottsdale Princess. FHR also holds a 100 percent interest in Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises a portfolio of 39 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 23 properties, two large undeveloped land blocks and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 23 properties.

1.	EBITDA is defined as earnings before interest, taxes, amortization, other income and expenses and reorganization and corporate expenses. Income from investments and other is included in EBITDA. Management considers EBITDA to be a meaningful indicator of hotel operations, however, it is not a defined measure of operating performance under Canadian GAAP. FHR’s calculation of EBITDA may be different than the calculation used by other entities.

Contacts:	M. Jerry Patava Executive Vice President and Chief Financial Officer Tel: 416.874.2450	Emma Thompson Executive Director Investor Relations Tel: 416.874.2485 Email: investor@fairmont.com Website: www.fairmont.com